Filed pursuant to Rule 433
Registration Statement No. 333-136396

Hanson PLC

6.125% Notes due 2016 (the “notes”)

Issuer:	Hanson PLC (“we” or the “Company”)

Size:	$750mm

Maturity:	August 15, 2016

Coupon:	6.125%

Price:	99.132% of face amount

Yield to maturity:	6.243%

Spread to Benchmark Treasury:	1.30%

Benchmark Treasury:	5.125% due 5/16

Benchmark Treasury Price and Yield:	101 — 12+, 4.943%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2007

Redemption Provisions:

Make-whole call:	At any time at a discount rate of Treasury plus 25 basis points

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to our offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the notes:

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade by both Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means any person or any persons acting in concert (as defined in the City Code on Takeovers and Mergers), or any person or persons acting on behalf of any such person(s), the (“Relevant Person”) at any time is/are or become(s) interested (within the meaning of Part VI of the UK Companies Act 1985) in (A) more than 50 percent of the issued or allotted ordinary share capital of the Company or (B) such number of shares in the capital of the Company as carry more than 50 percent of the voting rights normally exercisable at a general meeting of the Company, provided that a Change of Control shall not be deemed to have occurred if all or substantially all of the shareholders of the Relevant Person are, or immediately prior to the event which would otherwise have constituted a Change of Control were, the shareholders of the Company with the same (or substantially the same) pro rata interests in the share capital of the Relevant Person as such shareholders have, or as the case may be, had, in the share capital of the Company.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investor Services Inc.

“Rating Agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, as amended, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

Settlement:	T+5; August 16, 2006

Ratings:	Baa1/ BBB+

Joint Bookrunners:	Banc of America Securities LLC J.P. Morgan Securities Inc.

Co-Managers:	Citigroup Capital Markets Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Greenwich Capital Markets, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.

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